UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Verona Pharma plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of Class of Securities)

925050106

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 925050106

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 23,048,499 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 23,048,499 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,048,499 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.5% (2)
14.	Type of Reporting Person: CO

(1)

Consists of (a) 6,464,065 ordinary shares, (b) 1,851,851 American Depository Shares (ADSs) that each represent 8 ordinary shares, totaling 14,814,800 ordinary shares, and (c) vested warrants to purchase 1,769,626 ordinary shares (or 221,203 ADSs, at the election of Novo Holdings A/S).

(2)

Based upon 414,278,294 ordinary shares (assuming conversion of ADSs to ordinary shares) as reported by the Issuer in its press release dated July 22, 2020 and Novo’s vested warrants to purchase 1,769,626 ordinary shares.

Explanatory Note

This amendment (“Amendment No. 1”), amends the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on April 2, 2019 (the “Schedule”), to report certain transactions in the Issuer’s securities and the resulting reduction in beneficial ownership. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 2.	Identity and Background

Item 2 of the Schedule is amended and replaced in its entirety as follows:

(a)

Novo Holdings A/S is a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)

Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)

Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 22, 2020, the Issuer’s private placement financing closed and Novo Holdings A/S acquired 1,111,111 ADSs, representing 8,888,888 ordinary shares, at a price per ADS of $4.50 per ADS, in the private placement financing. The purchase price for these securities was paid by Novo Holdings A/S from its working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is amended and replaced in its entirety as follows:

(a) Novo Holdings A/S beneficially owns 23,048,499 ordinary shares (the “Novo Shares”) representing approximately 5.5% of the Issuer’s outstanding ordinary shares, based upon 414,278,294 ordinary shares (assuming conversion of ADSs to ordinary shares) as reported by the Issuer in its press release dated July 22, 2020 and Novo’s vested warrants to purchase 1,769,626 ordinary shares.

(b) Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board may exercise voting and dispositive control over the Novo Shares with approval by a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described above regarding the Novo Board, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of, the Novo Shares.

(c) Except as described herein, Novo Holdings A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the private placement financing, the Issuer entered into a Registration Rights Agreement dated July 16, 2020 with the purchasers of securities in the private placement financing, including Novo Holdings A/S, pursuant to which the Issuer agreed to file with the SEC within 30 days following the private placement financing a registration statement covering the resale of the securities purchased in the private placement financing. The description of the Registration Rights Agreement in this Item 6 is a summary only and is qualified in its entirety by the actual terms of such agreement, which are incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

Registration Rights Agreement dated July 16, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020	Novo Holdings A/S

/s/ Peter Haahr
By:Peter Haahr
Its:Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27, 2930 Klampenborg Denmark	Professional Board Director	Denmark
Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark
Jean-Luc Butel, Director	235 Arcadia Road, #03-04, 28984 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore
Jeppe Christiansen, Director	Løngangstræde 21 A, 5., 1468 København K , Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark
Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Former Executive Vice President and Chief Scientific Officer of Bristol-Myers Squibb	United Kingdom
Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne, Switzerland	Professional Board Director	France
Poul Carsten Stendevad, Director	3220 Idaho Ave NW Washington, DC 20016 USA	Senior Fellow, Bridgewater Associates	Denmark
Kasim Kutay, Chief Executive Officer of Holdings A/S	Bredgade 63, 3.tv. 1260 København K Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom
Peter Haahr, Chief Financial Officer of Novo Holdings A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo Holdings A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark
Marianne Philip, Vice Chairman of the Board	Annasvej 28 2900 Hellerup Denmark	Attorney	Denmark
Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Birgitte Nauntofte, Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark
Niels Peder Nielsen, Deputy CEO	Winthersvej 10, 3480 Fredensborg Denmark	Deputy CEO, Novo Nordisk Foundation	Denmark
Anne Marie Kverneland, Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory technician, Novo Nordisk A/S	Denmark
Lars Bo Køppler, Director	Anemonevej 7 3550 Slangerup Denmark	Technician, Novozymes A/S	Denmark
Lars Fugger, Director	72 Staunton Road, Headington OX3 7TP Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark
Lars Henrik Munch, Director	Galionsvej 46 1437 København K Denmark	Professional Board Director	Denmark
Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark
Liselotte Højgaard, Director	Grønningen 21 1270 København K Denmark	Professor	Denmark